Exhibit 99.1

Weibo Reports Second Quarter 2022 Unaudited Financial Results

BEIJING, China – September 1, 2022 – Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB and HKEX: 9898), a leading social media in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

“We navigated through the challenges from COVID-19 resurgence in the second quarter,” said Gaofei Wang, CEO of Weibo. “Our user community and engagement continued with healthy trend despite cutback in channel investment, leveraging our unique positioning and competitive advantage in the social media sector. On monetization, although broad-based headwinds weighed on advertising demand in the near term, we are encouraged to see resilient performance of certain sectors and the gradual pick-up of the overall advertising business after the pandemic. Weibo also delivered a non-GAAP operating margin of 32% in the second quarter, which further improved from the first quarter of 2022, as we executed against our efficiency initiatives to optimize costs and expenses. Looking ahead, we remain confident in our differentiated value proposition and long-term monetization opportunities.”

Second Quarter 2022 Highlights

•	Net revenues were $450.2 million, a decrease of 22% year-over-year or a decrease of 19% year-over-year on a constant currency basis [1].

•	Advertising and marketing revenues were $385.6 million, a decrease of 23% year-over-year.

•	Value-added services (“VAS”) revenues were $64.6 million, a decrease of 10% year-over-year.

•	Income from operations was $93.9 million, representing an operating margin of 21%.

•	Net income attributable to Weibo’s shareholders was $28.3 million and diluted net income per share was $0.12.

•	Non-GAAP income from operations was $145.3 million, representing a non-GAAP operating margin of 32%.

•	Non-GAAP net income attributable to Weibo’s shareholders was $109.7 million and non-GAAP diluted net income per share was $0.46.

•	Monthly active users (“MAUs”) were 582 million in June 2022, a net addition of approximately 16 million users on a year-over-year basis. Mobile MAUs represented 95% of MAUs.

•	Average daily active users (“DAUs”) were 252 million in June 2022, a net addition of approximately 7 million users on a year-over-year basis.

[1] On a constant currency (non-GAAP) basis, we assume that the exchange rate in the second quarter of 2022 had been the same as it was in the second quarter of 2021, or RMB6.45=US$1.00.

Second Quarter 2022 Financial Results

For the second quarter of 2022, Weibo’s total net revenues were $450.2 million, a decrease of 22% compared to $574.5 million for the same period last year.

Advertising and marketing revenues for the second quarter of 2022 were $385.6 million, a decrease of 23% compared to $502.3 million for the same period last year. Advertising and marketing revenues excluding ad revenues from Alibaba were $361.8 million, a decrease of 22% compared to $462.4 million for the same period last year. The decrease was primarily resulted from challenges from COVID-19 resurgence and restriction and lockdown in major areas of China, as well as macro uncertainties which have a broad-based negative impact on the advertising industry in China.

VAS revenues for the second quarter of 2022 were $64.6 million, a decrease of 10% year-over-year compared to $72.1 million for the same period last year. The decrease of VAS revenues was mainly due to less revenue contribution from membership service and game-related services.

Costs and expenses for the second quarter of 2022 totaled $356.2 million, a decrease of 7% compared to $381.2 million for the same period last year. The decrease was primarily resulted from a 25% year-over-year decrease of sales and marketing expenses, due to our disciplined channel investments.

Income from operations for the second quarter of 2022 was $93.9 million, compared to $193.2 million for the same period last year. Operating margin was 21%, compared to 34% last year. Non-GAAP income from operations was $145.3 million, compared to $223.2 million for the same period last year. Non-GAAP operating margin was 32%, compared to 39% last year.

Non-operating loss for the second quarter of 2022 was $47.4 million, compared to a loss of $65.3 million for the same period last year. Non-operating loss for the second quarter of 2022 mainly included (i) a $21.7 million net interest and other loss; (ii) an $18.7 million net loss from fair value change of investments, which was excluded under non-GAAP measures; (iii) a $7.0 million investment related impairment, which was excluded under non-GAAP measures.

Income tax expenses were $17.5 million, compared to $46.9 million for the same period last year.

Net income attributable to Weibo’s shareholders for the second quarter of 2022 was $28.3 million, compared to $81.0 million for the same period last year. Diluted net income per share attributable to Weibo’s shareholders for the second quarter of 2022 was $0.12, compared to $0.35 for the same period last year. Non-GAAP net income attributable to Weibo’s shareholders for the second quarter of 2022 was $109.7 million, compared to $182.8 million for the same period last year. Non-GAAP diluted net income per share attributable to Weibo’s shareholders for the second quarter of 2022 was $0.46, compared to $0.79 for the same period last year.

As of June 30, 2022, Weibo’s cash, cash equivalents and short-term investments totaled $3.0 billion. For the second quarter of 2022, cash provided by operating activities was $83.0 million, capital expenditures totaled $14.8 million, and depreciation and amortization expenses amounted to $14.1 million.

Environmental, Social and Governance (“ESG”)

Weibo released its first annual ESG report in August 2022, which details Weibo’s initiatives and performance in the respect of environmental, social and governance, with focuses on the concerns of stakeholders (http://ir.weibo.com/esg).

Conference Call

Weibo's management team will host a conference call from 7:00 AM to 8:00 AM Eastern Time on September 1, 2022 (or 7:00 PM – 8:00 PM Beijing Time on September 1, 2022) to present an overview of the Company's financial performance and business operations.

Participants who wish to dial in to the teleconference must register through the below public participant link. Dial in and instruction will be in the confirmation email upon registering.

Participants Registration Link:

https://register.vevent.com/register/BIafafec22bbd342a7aa40d105c47d0e6b

This call will be webcast live and the replay will be available for 12 months. Both will be available through the Company's corporate website at http://ir.weibo.com.

Non-GAAP Financial Measures

This release contains the following non-GAAP financial measures: non-GAAP income from operations, non-GAAP net income attributable to Weibo’s shareholders, non-GAAP diluted net income per share attributable to Weibo’s shareholders and adjusted EBITDA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP.

The Company’s non-GAAP financial measures exclude stock-based compensation, amortization of intangible assets resulting from business acquisitions, non-cash compensation cost to non-controlling interest shareholders, impairment of intangible assets, net results of impairment on, gain/loss on sale of and fair value change of investments, non-GAAP to GAAP reconciling items on the share of equity method investments, non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests, income tax expense related to the amortization and impairment of intangible assets resulting from business acquisitions and fair value change of investments (other non-GAAP to GAAP reconciling items have no tax effect), and amortization of convertible debt and senior notes issuance cost. Adjusted EBITDA excludes interest income, net, income tax expenses, and depreciation expenses.

The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing operating performance in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains (losses) and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures. Reconciliations of the Company’s non-GAAP financial measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

About Weibo

Weibo is a leading social media for people to create, share and discover content online. Weibo combines the means of public self-expression in real time with a powerful platform for social interaction, content aggregation and content distribution. Any user can create and post a feed and attach multi-media and long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to companies of all sizes. The Company generates a substantial majority of its revenues from the sale of advertising and marketing services, including the sale of social display advertisement and promoted marketing offerings. Designed with a “mobile first” philosophy, Weibo displays content in a simple information feed format and offers native advertisement that conform to the information feed on our platform. To support the mobile format, we have developed and continuously refining our social interest graph recommendation engine, which enables our customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, Weibo’s expected financial performance and strategic and operational plans (as described, without limitation, in the “Business Outlook” section and in quotations from management in this press release. Weibo may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology, such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; the continued impact of the COVID-19 pandemic on the Company’s operations and on general economic conditions; risks associated with weak or uncertain global economic conditions and their impact on the level of expenditures on advertising; risks associated with unrest, terrorist threats and the war in Ukraine and the associated global effects; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-Fs and other filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is current as of the date hereof, and Weibo assumes no obligation to update such information, except as required under applicable law.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3336

Email: ir@staff.weibo.com

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2022	2021	2022	2022	2021
Net revenues:
Advertising and marketing	$385,559	$502,338	$427,121	$812,680	$892,349
Value-added services	64,593	72,128	57,501	122,094	141,013
Net revenues	450,152	574,466	484,622	934,774	1,033,362

Costs and expenses:
Cost of revenues (1)	95,314	92,548	104,801	200,115	172,318
Sales and marketing (1)	115,512	154,393	125,311	240,823	298,368
Product development (1)	106,403	101,419	112,434	218,837	197,985
General and administrative (1)	28,809	32,869	39,227	68,036	62,850
Impairment of intangible assets	10,176	-	-	10,176	-
Total costs and expenses	356,214	381,229	381,773	737,987	731,521
Income from operations	93,938	193,237	102,849	196,787	301,841

Non-operating loss:
Impairment on, gain/loss on sale of and fair value change of investments, net	(25,676)	(76,814)	(177,950)	(203,626)	(135,014)
Interest and other income (loss), net	(21,721)	11,474	14,416	(7,305)	24,978
	(47,397)	(65,340)	(163,534)	(210,931)	(110,036)

Income (loss) before income tax expenses	46,541	127,897	(60,685)	(14,144)	191,805
Income tax expenses	(17,502)	(46,910)	(11,716)	(29,218)	(61,855)

Net income (loss)	29,039	80,987	(72,401)	(43,362)	129,950
Less: Net income (loss) attributable to non-controlling interests	739	(41)	(4,877)	(4,138)	(898)
Net income (loss) attributable to Weibo's shareholders	$28,300	$81,028	$(67,524)	$(39,224)	$130,848

Basic net income (loss) per share attributable to Weibo's shareholders	$0.12	$0.36	$(0.29)	$(0.17)	$0.57
Diluted net income (loss) per share attributable to Weibo's shareholders	$0.12	$0.35	$(0.29)	$(0.17)	$0.57

Shares used in computing basic net income (loss) per share attributable to Weibo's shareholders	235,521	228,099	235,206	235,364	227,936
Shares used in computing diluted net income (loss) per share attributable to Weibo's shareholders	237,025	229,555	235,206	235,364	229,429

(1) Stock-based compensation in each category:
Cost of revenues	$2,716	$1,827	$2,337	$5,053	$3,240
Sales and marketing	5,502	3,298	4,615	10,117	5,549
Product development	16,760	10,137	13,336	30,096	18,213
General and administrative	6,483	5,206	6,763	13,246	9,219

WEIBO CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	June 30,	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$2,336,454	$2,423,703
Short-term investments	680,675	711,062
Accounts receivable, net	519,029	723,089
Prepaid expenses and other current assets	481,738	450,726
Amount due from SINA(1)	492,330	494,200
Current assets subtotal	4,510,226	4,802,780

Property and equipment, net	61,185	68,396
Goodwill and intangible assets, net	260,975	297,335
Long-term investments	1,102,548	1,207,651
Other non-current assets	1,268,566	1,143,360
Total assets	$7,203,500	$7,519,522

Liabilities, Redeemable Non-controlling Interests and Shareholders’ Equity
Liabilities:
Current liabilities:
Accounts payable	$175,754	$197,643
Accrued expenses and other current liabilities	756,960	828,952
Deferred revenues	91,397	91,136
Income tax payable	78,052	144,747
Convertible debt	898,612	896,541
Current liabilities subtotal	2,000,775	2,159,019

Long-term liabilities:
Unsecured senior notes	1,539,566	1,538,415
Other long-term liabilities	130,561	134,068
Total liabilities	3,670,902	3,831,502

Redeemable non-controlling interests	69,496	66,622

Shareholders’ equity :
Weibo shareholders’ equity	3,441,610	3,593,821
Non-controlling interests	21,492	27,577
Total shareholders’ equity	3,463,102	3,621,398
Total liabilities, redeemable non-controlling interests and shareholders’ equity	$7,203,500	$7,519,522

(1) Included short-term loans to and interest receivable from SINA of $465.4 million as of June 30, 2022 and $479.6 million as of December 31, 2021.

WEIBO CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(In thousands of U.S. dollars, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2022	2021	2022	2022	2021
Income from operations	$93,938	$193,237	$102,849	$196,787	$301,841
Add: Stock-based compensation	31,461	20,468	27,051	58,512	36,221
Amortization of intangible assets resulting from business acquisitions	4,895	4,876	5,751	10,646	9,395
Non-cash compensation cost to non-controlling interest shareholders	4,824	4,649	6,074	10,898	13,280
Impairment of intangible assets	10,176	-	-	10,176	-
Non-GAAP income from operations	$145,294	$223,230	$141,725	$287,019	$360,737

Net income (loss) attributable to Weibo's shareholders	$28,300	$81,028	$(67,524)	$(39,224)	$130,848
Add: Stock-based compensation	31,461	20,468	27,051	58,512	36,221
Amortization of intangible assets resulting from business acquisitions	4,895	4,876	5,751	10,646	9,395
Non-cash compensation cost to non-controlling interest shareholders	4,824	4,649	6,074	10,898	13,280
Impairment of intangible assets	10,176	-	-	10,176	-
Net results of impairment on, gain/loss on sale of and fair value change of investments	25,676	76,814	177,950	203,626	135,014
Non-GAAP to GAAP reconciling items on the share of equity method investments	8,571	(8,091)	(2,654)	5,917	(9,166)
Non-GAAP to GAAP reconciling items for the income/loss attributable to non-controlling interests	(278)	(198)	(4,631)	(4,909)	161
Tax effects on non-GAAP adjustments(1)	(5,541)	1,648	(10,771)	(16,312)	(5,500)
Amortization of convertible debt and unsecured senior notes issuance cost	1,611	1,611	1,611	3,222	3,223
Non-GAAP net income attributable to Weibo's shareholders	$109,695	$182,805	$132,857	$242,552	$313,476

Non-GAAP diluted net income per share attributable to Weibo's shareholders	$0.46 *	$0.79 *	$0.56 *	$1.02 *	$1.35 *

Shares used in computing GAAP diluted net income (loss) per share attributable to Weibo's shareholders	237,025	229,555	235,206	235,364	229,429
Add: The number of shares for dilution resulted from convertible debt(2)	6,753	6,753	6,753	6,753	6,753
The number of shares for dilution resulted from unvested restricted share units(2)	-	-	447	976	-
Shares used in computing non-GAAP diluted net income per share attributable to Weibo's shareholders	243,778	236,308	242,406	243,093	236,182

Adjusted EBITDA:
Net income (loss) attributable to Weibo's shareholders	$28,300	$81,028	$(67,524)	$(39,224)	$130,848
Non-GAAP adjustments	81,395	101,777	200,381	281,776	182,628
Non-GAAP net income attributable to Weibo's shareholders	109,695	182,805	132,857	242,552	313,476
Interest income,net	(8,443)	(3,848)	(10,986)	(19,429)	(7,787)
Income tax expenses	23,043	45,262	22,487	45,530	67,355
Depreciation expenses	8,616	8,204	8,730	17,346	16,113
Adjusted EBITDA	$132,911	$232,423	$153,088	$285,999	$389,157

(1)	To exclude the income tax expenses primarily related to amortization and impairment of intangible assets resulting from business acquisitions and fair value change of investments. The Company considered the tax implication arising from the reconciliation items. Part of these items were recorded in entities established in tax free jurisdictions and there were no relevant tax implications. For impairment on investments, valuation allowances were made for those differences as the Company does not expect they can be realized in the foreseeable future.

(2)	To adjust the number of shares for dilution resulted from convertible debt and unvested restricted share units which were anti-dilutive under GAAP measures.

*	Net income attributable to Weibo's shareholders is adjusted for interest expense of convertible debt for calculating diluted EPS.

WEIBO CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(In thousands of U.S. dollars)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2022	2021	2022	2022	2021
Net revenues
Advertising and marketing
Non-Ali advertisers	$361,831	$462,372	$401,196	$763,027	$819,083
Alibaba - as an advertiser	23,728	39,966	25,925	49,653	73,266
Subtotal	385,559	502,338	427,121	812,680	892,349

Value-added services	64,593	72,128	57,501	122,094	141,013
	$450,152	$574,466	$484,622	$934,774	$1,033,362